L. STEPHEN ALBRIGHT ATTORNEY AT LAW

                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                     Ph. (818) 789-0779 o Fax (818) 784-0205
                            LStephenAlbright@aol.com

                                November 22, 2005



VIA EDGAR & FEDERAL EXPRESS

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Electronic Game Card, Inc. (the "Company")
         Preliminary Information Statement on Form 14C
         Filed: May 27, 2005, amended on September 20, 2005 ("14C") File No.: 000-25843

         Form 10-KSB/A for the year ended December 31, 2004
         Filed: April 20, 2005, amended on April 22, 2005
         File No.: 000-25843

         Form 10-QSB/A for the quarter ended March 31, 2005
         Filed: May 17, 2005, amended on May 19, 2005
         File No.: 000-25843

Dear Mr. Schoeffler:

I am in receipt of a copy of the Commission's June 21, 2005 comment letter to Mr. John Bentley, Chief Executive Officer of the Company, a copy of which was sent to Mr. Michael Hirschberg, Esq., then with DLA Piper Rudnick Gray Cary US LLP. Please note that Mr. Hirschberg has since moved to the law firm of Katten, Muchin, Rosenman LLP, that the Company filed an amended Form 14C and that I am now responsible for preparing and filing the Company's response to the balance of the comments set forth in the Commission's June 21, 2005, letter. Accordingly, please consider this letter to be the Company's formal response to the Commission's comment letter. I note that on September 20, 2005, the Company filed an amended Form 14C which was revised to conform to the Staff's comments. The Form 14C filed herewith is relatively unchanged from the September 20, 2005 filing with the changes consisting primarily of the dates on which it will be mailed, response due dates and the effective date.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
November 22, 2005
Page 2


As required, we are enclosing three (3) clean hard copies of the Form 14 C and three (3) redlined copies of the Form 14 C. In addition, the original of this letter will include three (3) clean copies of the Form 10-KSB/A and the Form 10-QSB/A, with exhibits and three (3) complete redlined copies of same, without exhibits. The redlined copies are marked to show the changes from the original filing. Deletions are marked by striked out text and insertions are underlined or double underlined.

This letter responds to the comments in the same order presented by the Commission and with the same comment item numbers.

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C

GENERAL

Comments Nos. 1 through 3.
The Form 14C filed with the Commission on September 20, 2005, was amended and revised in response to the Commission's comments. These revisions should be in compliance with the staff's comments.

AMENDMENT TO ARTICLE OF INCORPORATION, PAGE 3

Comments No. 4.
The Form 14C filed with the Commission on September 20, 2005, was amended and revised in response to the Commission's comments. These revisions should be in compliance with the staff's comments.

FORM 10-KSB/A FOR YEAR ENDED DECEMBER 31, 2004

GENERAL

Comments No. 5 & 6.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

COVER PAGE

Comments Nos. 7, 8 and 9.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Comments Nos. 10, 11, 12, and 13.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
November 22, 2005
Page 3


LOTTERY MARKET

Comment No. 14.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

INDIAN GAMING MARKET

Comments No. 15, 16 and 17.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 3. LEGAL PROCEEDINGS.

Comment No. 18.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

PART II

ITEM 5. MARKET PRICE FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Comment No. 19.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comments Nos. 20 & 21.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

GENERAL

Comment No. 22.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

RISK FACTORS

A SMALL NUMBER OF SHAREHOLDERS CURRENTLY HAVE THE ABILITY TO DETERMINE THE OUTCOME . . .

Comment No. 23.
The Form 10-KSB/A has been revised to respond to the staff's comments by deleting references to potential control by a small number of shareholders. The revision should be in compliance with the staff's comments.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
November 22, 2005
Page 4


ITEM 7.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Comment No. 24.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

NOTE 8 -- STOCK OPTIONS/WARRANTS

Comment No. 25.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 8A. CONTROLS AND PROCEDURES

Comment No. 26.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 27.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

PART III

ITEM 9. DIRECTORS AND OFFICERS OF THE COMPANY

Comments Nos. 28, 29 & 30.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 10.  EXECUTIVE COMPENSATION

Comment No. 31.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Comments Nos. 32 & 33.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 13.  EXHIBITS

Comment No. 34.
The Form 10-KSB/A has been revised to respond to the staff's comments and all required exhibits are either filed herewith or incorporated by reference. The revision should be in compliance with the staff's comments.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
November 22, 2005
Page 5


Comment No. 35.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 14.  PRINCIPAL ACCOUNTING FEES AND SERVICES

Comment No. 36.
The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

FORM 10-QSB/A FOR THE QUARTER ENDED MARCH 31, 2005

GENERAL

ITEM 38. The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

COVER PAGE

Comment No. 39.
The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

PART I - FINANCIAL INFORMATION, PAGE 3

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION . . PAGE 18

Comment No. 40.
The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

RESULTS OF OPERATIONS, PAGE 19

Comment No. 41.
The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 4. CONTROLS AND PROCEDURES, PAGE 20

Comment No. 42.
The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

PART II - OTHER INFORMATION, PAGE 20

ITEM 2.  CHANGES IN SECURITIES, PAGE 20

Comment No. 43.
The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
November 22, 2005
Page 6


ITEM 4.  SUBMISSION OF MATTER TO A VOTE OF SECURITY HOLDERS, PAGE 20

Comment No. 44.
The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

EXHIBITS 31.1 AND 31.2

Comment No. 45
The Form 10-QKSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.


                                         Sincerely,


                                         /s/ L. Stephen Albright
                                         -----------------------------
                                             L. STEPHEN ALBRIGHT



enclosures

c:       John Bentley @ Electronic Game Card, Inc., w/encls
         Linden Boyne @ Electronic Game Card., Inc., w/encls